02050653

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2002

International Freegold Mineral Development Inc.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F X Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Freegold Mineral
Development Inc.
(Registrant)

Date: August 8, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

International Freegold Mineral Development Inc.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

July 12, 2002

Item 3: Press Release

A Press release dated and issued July 12, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces it is proceeding with a consolidation of share capital on a four (4) old for one (1) new basis pursuant to approval of the shareholders at the Company's Annual General Meeting held June 14, 2001. Post-consolidation will also include a name change.

Item 5: Full Description of Material Change

See attached news release dated July 12, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___July 15, 2002_______________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing_______________
Print name of signatory

__Corporate Secretary__________
Official capacity

International
Freegold
Mineral Development Inc.

Toronto Stock Exchange
Trade Symbol: ITF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Telephone: (604) 685-1870 Facsimile (604) 685-8045
Toll Free 1-800-667-1870
E-mail: ir@goldgroup.com Website: www.internationalfreegold.com

NEWS RELEASE **July 12, 2002**

International Freegold Mineral Development Inc. (the "Company") announces that, following approval by the shareholders at the Company's Annual General Meeting on June 14, 2001, the Company has elected to proceed with a consolidation of share capital on a four (4) old for one (1) new basis. Post-consolidation, there will be a name change.

A consensus of opinion solicited by Management from the investment community and the Company's fiscal agent, Loewen, Ondaatje, McCutcheon Limited ("LOM") (see press release dated June 13, 2002) suggests that the restructured company will be better positioned to attract financing which would allow for more aggressive growth and enhance shareholder value. LOM will assist the Company in proceeding with the proposed common share consolidation, as required.

The Company is pleased to announce that it has completed the private placement announced May 7, 2002 of 6,000,000 units at $0.075 per unit for gross proceeds of $450,000. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrant"), each Warrant entitles the holder to purchase one additional common share of the Company for a period of three years from the date of closing at a price of $0.10 per Warrant Share in the first year, $0.12 per Warrant Share in the second year and $0.15 per Warrant Share in the third year.

The Company's two recently completed private placements total $786,000. The proceeds of the private placement will be used for the acquisition, exploration and development of the Company's gold projects and for general working capital.

The foregoing is subject to regulatory approval.

About the Company's Projects
The Company is a North American gold and precious metal exploration company and currently has two key gold projects, the Golden Summit, in Fairbanks, Alaska and the Almaden Gold Project in Idaho. Golden Summit has multiple exploration targets. Currently more than 63,000 feet of mineralized shear zones have been identified in the Golden Summit Project area. Exploration plans will focus on drilling the new high-grade Currey Zone, where a discovery hole in 2000, intersected 64 feet grading 4.9 g/t Au. In early 2002, a resistivity survey was carried out in an attempt to define possible extensions of the Currey Zone. A summer back hoe trenching program will be carried out to follow up on the results of this resistivity survey with the objective of a Fall drill program. The Almaden Gold Project, is 100% held by the Company. A 1997 feasibility study conducted by Watts, Griffis and McOuat (WGM) indicated reserves of 527,000 oz of gold recoverable by open pit heap leach methods. Management believes the project has excellent potential for reserve enhancement as the deposit is open in two directions and at depth. The Company and Quaterra Resources Inc. are exploring the Union Bay platinum group metals, (PGM) project in Alaska, where Quaterra may earn up to a 50% interest by incurring US $1 million in exploration expenditures, and making cash payments of US $100,000 over four years and issuing 200,000 shares. Last year Quaterra conducted an aggressive exploration program and spent in excess of US $500,000. Drilling intersected intervals up to 11.0 g/t (Pd+Pt). Only two of the six multi-gram PGM targets have been drilled to date.
The Company is in aggressive negotiations to acquire additional gold projects in Alaska and Canada.

Freegold is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.

On behalf of the Board of Directors

Harry Barr

Harry Barr, Chairman & CEO

Investor Relations: 1-800-667-1870
The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107 12g3-2b Reg# 82-1225